                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No.     )*
                                            -----

                    THE SOURCE INFORMATION MANAGEMENT COMPANY
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                                (Name of Issuer)


                          COMMON STOCK, $0.01 par value
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                         (Title of Class of Securities)


                                    836151209
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                                 (CUSIP Number)

                                S. Leslie Flegel
                    The Source Information Management Company
                             11644 Lilburn Park Road
                            St. Louis, Missouri 63146
                                 (314) 995-9040
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 With a copy to:

                            John L. Gillis, Jr., Esq.
                             Armstrong Teasdale LLP
                       One Metropolitan Square, Suite 2600
                            St. Louis, Missouri 63102

                                 January 7, 1999
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 9 Pages

                                     13D

CUSIP No. 836151209                                           Page 2 of 9 Pages
         ---------------------
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1   Name of Reporting Persons/
    I.R.S. Identification Nos. of Above Person (Entities Only)

    S. Leslie Flegel SSN: ###-##-####

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2   Check the Appropriate Box if a Member of a Group  (See Instructions) (a) [X]
                                                                         (b) [ ]
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3   SEC Use Only

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4   Source of Funds  (See Instructions)

    Not applicable
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5   Check if Disclosure of Legal Proceedings is Required Pursuant
    to Item 2(d) or 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6   Citizenship or Place of Organization

    USA
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                7   Sole Voting Power
  Number of
                    0
   Shares      -----------------------------------------------------------------
                8   Shared Voting Power
Beneficially
                    7,615,844
Owned by Each  -----------------------------------------------------------------
                9   Sole Dispositive Power
  Reporting
                    1,312,773
   Person      -----------------------------------------------------------------
               10   Shared Dispositive Power
    With
                    0
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11   Aggregate Amount Beneficially Owned by Each Reporting Person

     7,615,844

--------------------------------------------------------------------------------
12   Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares  (See Instructions)                                      [ ]
--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)

     65.0%

--------------------------------------------------------------------------------
14   Type of Reporting Person  (See Instructions)

     IN

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
                                     13D

CUSIP No. 836151209                                           Page 3 of 9 Pages

--------------------------------------------------------------------------------
1 Name of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

    William H. Lee, Jr. SSN: ###-##-####

--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC Use Only

--------------------------------------------------------------------------------
4   Source of Funds (See Instructions)

    Not applicable
--------------------------------------------------------------------------------
5   Check if Disclosure of Legal Proceedings is Required Pursuant
    to Item 2(d) or 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6   Citizenship or Place of Organization

    USA
--------------------------------------------------------------------------------
                7   Sole Voting Power

                    0
               -----------------------------------------------------------------
                8   Shared Voting Power

  Number of         4,523,688
   Shares      -----------------------------------------------------------------
Beneficially    9   Sole Dispositive Power
  Owned by
    Each            909,145
  Reporting    -----------------------------------------------------------------
 Person With   10   Shared Dispositive Power

                    0
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     4,523,688

--------------------------------------------------------------------------------
12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [ ]

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)

     38.9%

--------------------------------------------------------------------------------
14   Type of Reporting Person (See Instructions)

     IN

--------------------------------------------------------------------------------

CUSIP No. 836151209                    13D                   Page 4 of 9 Pages
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ITEM 1.      SECURITY AND ISSUER

This Schedule 13D relates to shares of common stock, $.01 par value per share (the "Common Stock"), of The Source Information Management Company, a Missouri corporation (the "Issuer"). The address of the principal executive office of the Issuer is 11644 Lilburn Park Road, St. Louis, Missouri 63146.

ITEM 2.      IDENTITY AND BACKGROUND

S. Leslie Flegel, an individual and US citizen ("Flegel"), is filing this
Schedule 13D on behalf of himself and William H. Lee, Jr., ("Lee") subject to the Joint Filing Agreement referred to in the next sentence. As required by Rule 13d-1(k)(1), Exhibit 1 to this Schedule 13D contains the Joint Filing Agreement entered into by each of the persons filing this Joint Disclosure Statement on
Schedule 13D.

Flegel is the Chairman and CEO of the Issuer. Flegel's business address, and the address of his employer, is 11644 Lilburn Park Road, St. Louis, Missouri 63146.

Lee is the Chief Operating Officer and Vice Chairman of the Issuer. Lee's business address, and the address of his employer, is 711 Gallimore Dairy Road, High Point, North Carolina 27265.

During the past five years, neither Flegel nor Lee has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On January 7, 1999, certain shareholders of the Issuer (the "Conversion Shareholders") entered into a Conversion Voting Agreement with Jonathan J. Ledecky ("Ledecky"), James R. Gillis ("Gillis") and Monte Weiner ("Weiner") (Ledecky, Gillis and Weiner collectively, the "U.S. Marketing Shareholders") (the "Conversion Voting Agreement"), whereby the Conversion Shareholders granted Flegel and Lee proxies to vote their shares of Common Stock at the next duly called special shareholders meeting of the Issuer in favor of the conversion of the Class A Convertible Preferred Stock, par value $.01 per share, of the Issuer (the "Preferred Stock") held by the U.S. Marketing Shareholders into Common Stock. The Conversion Shareholders are named in the Conversion Voting Agreement and include Flegel and Lee. No cash or other consideration was paid by Flegel or Lee in respect of the Conversion Voting Agreement. The Conversion Voting Agreement will terminate upon the earlier of the approval of the conversion of the Preferred Stock by the holders of a majority of the outstanding shares of Common Stock (disregarding any shares of Common Stock held by the U.S. Marketing Shareholders) or the conversion of the Preferred Stock into demand notes pursuant to the terms of the Certificate of Designation of the Preferred Stock.

ITEM 4.      PURPOSE OF TRANSACTION

The information set forth in Item 3 is incorporated herein by reference.

CUSIP No. 836151209                    13D                   Page 5 of 9 Pages
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On January 7, 1999, the Issuer, Source-U.S. Marketing Services, Inc., a
subsidiary of the Issuer ("Sub"), U.S. Marketing Services, Inc. ("U.S. Marketing"), and U.S. Marketing Shareholders entered into an Agreement and Plan of Merger (the "Merger Agreement"), whereby U.S. Marketing was merged with and into Sub. Pursuant to the Merger Agreement, each share of U.S. Marketing was converted into a right to receive .3626 shares of Common Stock and .2772 shares of Preferred Stock. As a result of the merger, the separate existence of U.S. Marketing ceased to exist and Sub was the surviving corporation. Also as a result of the merger, Ledecky, Gillis and Weiner received 1,779,383, 73,668, and 73,668 shares of Common Stock, respectively, and 1,360,617, 56,332 and 56,322 shares of Preferred Stock, respectively.

Pursuant to the Certificate of Designation of the Preferred Stock, each share of Preferred Stock will automatically convert into an equal number of shares of Common Stock upon receipt of the approval of the holders of a majority of the outstanding shares of Common Stock (disregarding any shares of Common Stock held by the U.S. Marketing Shareholders) of the conversion; if shareholder approval is not received on or before June 30, 1999, the shares of Preferred Stock will be convertible, at the option of the holders, into demand debt of the Issuer aggregating $11,388,462.

In connection with the Merger Agreement, Flegel and Ledecky entered into a voting agreement ("Voting Agreement") whereby Ledecky agreed to vote 1,779,383 shares of Common Stock held by him and 1,360,617 shares of Common Stock issuable upon conversion of the 1,360,000 shares Preferred Stock held by him in the same manner as Flegel on matters pertaining to the election of directors of the Issuer; the ratification of the Issuer's auditors; composition of senior management; financings; stock bonus, option or incentive plans or programs for employees and consultants of the Issuer and amendments thereto; the amendment of the Articles of Incorporation of the Issuer to increase the authorized capital of the Issuer; and similar matters pertaining to the day-to-day operations of the Issuer. The Voting Agreement specifically excludes matters pertaining to fundamental changes in the Issuer, including, but not limited to, mergers, acquisitions requiring shareholder approval, tender offers, sales of all or substantially all of the assets of the Issuer, changes in control of the Issuer, and the issuance of capital stock of the Issuer requiring shareholder approval. Ledecky granted Flegel a proxy to vote his shares in accordance with the terms of the Voting Agreement. The Voting Agreement will terminate upon the earlier of
(a) the second anniversary of the Voting Agreement, (b) Ledecky beneficially owning less than ten percent of the issued and outstanding capital stock of the Issuer, or (c) the removal or resignation of Flegel from either of his positions as Chief Executive Officer and as Chairman of the Board of Directors of the Issuer.

In connection with the Merger Agreement, the Issuer and the U.S. Marketing Shareholders entered into a Registration Rights Agreement dated as of January 7, 1999 (the "Registration Rights Agreement") whereby the U.S. Marketing Shareholders agree not to transfer their shares of Common Stock (including any shares of Common Stock issuable upon conversion of the Preferred Stock) for a period of one year from the date of the Registration Rights Agreement without the consent of the Issuer, except under certain circumstances, and the U.S. Marketing Shareholders have the right to require the registration of their shares of Common Stock (including any shares of Common Stock issuable upon conversion of the Preferred Stock) under the Securities Act of 1933, as amended, for resale under certain circumstances.

Except as described herein, neither Flegel nor Lee has any present plans or proposals which relate to or would result in (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(iii) a sale or transfer of a material amount of

CUSIP No. 836151209                    13D                   Page 6 of 9 Pages
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assets of the Issuer or its subsidiaries; (iv) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number of term of the directors or to fill any vacancies on the Board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) changes in the Issuer's charter, by-laws or other instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer to become eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER

Flegel may be deemed to be the beneficial owner of 7,615,844 shares of Common Stock or approximately 65.0% of the shares of Common Stock outstanding, including 1,312,773 shares of Common Stock held of record by Flegel, 4,523,688 shares of Common Stock held of record by the Conversion Shareholders (other than himself) for which proxies were given to Flegel, and 1,779,383 shares of Common Stock held of record by Ledecky for which a proxy was given to Flegel. Flegel has the sole power to dispose of the shares of Common Stock owned of record by him. Flegel has the shared power to vote the shares of Common Stock owned of record by him.

Lee may be deemed to be the beneficial owner of 4,523,688 shares of Common Stock or approximately 38.9% of the shares of Common Stock outstanding, including 909,145 shares of Common Stock held of record by Lee and 3,614,543 shares of Common Stock held of record by the Conversion Shareholders (other than himself) for which proxies were given to Lee. Lee has the sole power to dispose of shares of Common Stock owned of record by him. Lee has the shared power to vote the shares of Common Stock owned of record by him.

Neither Flegel nor Lee has effected any transaction in the Common Stock (other than in connection with the transactions described herein) in the past 60 days.

Neither Flegel nor Lee knows of any person who has the right to receive or the power to direct the receipt of dividends on the Common Stock owned beneficially by him, her or it.

The percentage of shares of Common Stock outstanding reported as beneficially owned by each person herein on the date hereof is based upon the 11,724,604 shares of Common Stock outstanding as of January 7, 1999.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information set forth in Item 4 above is incorporated herein by reference.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS

       Exhibit 1 -       Joint Filing Agreement, by and between
                         S. Leslie Flegel and William H. Lee, Jr.

CUSIP No. 836151209                    13D                   Page 7 of 9 Pages
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       Exhibit 2 -       Conversion Voting Agreement, dated as of January 7,
                         1999, by and among the persons listed on Exhibit B thereto, Jonathan J. Ledecky, James R. Gillis and Monte Weiner (incorporated by reference to Exhibit 3 to Statement on Schedule 13D filed by S. Leslie Flegel on January 20, 1999).

       Exhibit 3 -       Agreement and Plan of Merger, dated as of January 7,
                         1999, by and among The Source Information Management
                         Company, Source-U.S. Marketing Services, Inc., U.S.
                         Marketing Services, Inc., Jonathan J. Ledecky, James R.
                         Gillis and Monte Weiner (incorporated by reference to Exhibit 2 to Statement on Schedule 13D filed by S.
                         Leslie Flegel on January 20, 1999).

       Exhibit 4 -       Certificate of Designation of Class A Convertible
                         Preferred Stock of The Source Information Management
                         Company (incorporated by reference to Exhibit 4 to Statement on Schedule 13D filed by S. Leslie Flegel on
                         January 20, 1999).

       Exhibit 5 -       Voting Agreement, dated as of January 7, 1999, by and
                         between S. Leslie Flegel and Jonathan J. Ledecky
                         (incorporated by reference to Exhibit 1 to Statement on Schedule 13D filed by S. Leslie Flegel on January 20,
                         1999).

       Exhibit 6 -       Registration Rights Agreement, dated as of January 7,
                         1999, by and among The Source Information Management
                         Company, Jonathan J. Ledecky, James R. Gillis and Monte
                         Weiner (incorporated by reference to Exhibit 5 to Statement on Schedule 13D filed by S. Leslie Flegel on
                         January 20, 1999).




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CUSIP No. 836151209                    13D                   Page 8 of 9 Pages
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                                   SIGNATURES

       After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.




January 19, 1999                                     By: /s/ S. Leslie Flegel
                                                     ---------------------------
                                                         S. Leslie Flegel



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CUSIP No. 836151209                    13D                   Page 9 of 9 Pages
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                                   SIGNATURES

       After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.





January 19, 1999                                    By: /s/ William H. Lee, Jr.
                                                    ----------------------------
                                                          William H. Lee, Jr.